

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 29, 2008

Mr. Richard W. Hudson
Chief Financial Officer
Healthcare Services Group, Inc.
3220 Tillman Drive, Suite 300
Bensalem, Pennsylvania 19020

> **Re: Healthcare Services Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 19, 2008**
> **File No. 0-12015**

Dear Mr. Hudson:

We have reviewed your filing and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

(e) Available Information, page 7

1. Please note that the Securities and Exchange Commission is no longer located at 450 Fifth Street, N.W., Washington, D.C. 20549. Our headquarters are located at 100 F Street, N.E., Washington, D.C. 20549. Please use our current address in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 15

Overview, page 16

2. Please expand the "Overview" to include the most important matters on which management focuses in evaluating your financial condition and operating performance and provide the context for the discussion and analysis of the financial statements. The Overview should identify and address those key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of the company. This discussion should address both past and prospective financial condition and operating performance, including a discussion of known material trends and uncertainties. Provide this disclosure in future filings and tell us how you plan to comply.

Consolidated Operations, page 17

Costs of Services Provided, page 19

3. Please provide more information about the reasons why there was an increase or decrease in certain aspects of your business. For example, you state that the decrease in housekeeping labor costs was due to "efficiencies achieved" and that the increase in food labor costs was due to failure to manage those "costs as efficiently as compared to prior periods." In future filings, please describe those efficiencies in greater detail and tell us how you plan to comply.

4. We note that bad debt expense for the year has increased by approximately $5.5 million and is almost 21% of net earnings as of December 31, 2007. Please provide us with a more detailed explanation for the increase in bad debt expense. Additionally, based on review of your third quarter Form 10-Q, it appears that this increased bad debt expense will be a trend for the near future. Please revise your disclosure in future filings to provide a more detailed discussion of the underlying causes of this trend and the implications and significance of this trend on your current and future financial results.

Liquidity and Capital Resources, page 24

5. Please revise to include a table of contractual obligations, as required by Item 303(a)(5) of Regulation S-K. We note, for example, the lease payment obligations disclosed in Note 4 to your financial statements.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page 33

6. Regarding to your Costs of services provided, we note you disclose detail of the
nature of certain subcaptions on a percentage basis within your Results of Operations
section of your MD&A. Please provide detail concerning the nature of your Costs of
services provided for those subcaptions greater than ten percent of the total Costs of
services provided on your Statement of Operations, or indicate to us why such
disclosure is not meaningful. Refer to Rule 5-03(b) of Regulation S-X.

Item 15. Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2, pages 63 and 64

7. We note that you have made certain modifications to the exact form of the required
certifications including modification of the language within paragraph 4(d) and
elimination of language in paragraph 5, as well as the inclusion of the title of each
certifying individual at the beginning of the certification and the inclusion of "annual"
when discussing the current report. Please discontinue the use of these and other
modifications in future filings as certifications required under Exchange Act Rules
13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of
Regulation S-K.

Definitive Proxy Statement filed April 7, 2008

Management Compensation, page 8

8. We note that you disclosed the compensation for your chief executive officer, former
and current chief financial officers, chief operating officer and division vice
president. Please explain why you did not include another highly compensated
executive officer as required by Item 402(a)(3)(iii) of Regulation S-K.

Compensation Objectives, page 8

9. One of the factors that you considered in executive compensation decisions is
"publicly available data relating to the compensation practices and polices of other
companies within and outside [y]our industry." Furthermore, you state that you
generally target the executive base salaries to the "median range of salaries for
executives in similar positions at comparable companies . . . ." Please identify the
external data used in making your compensation decisions.

Richard W. Hudson
Healthcare Services Group, Inc.
December 29, 2008
Page 4

10. Since you appear to benchmark compensation, you are required to identify the companies that comprise the peer group. If you have benchmarked different elements of your compensation against different peer groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted range, include an explanation.

Elements of Compensation, page 9

11. Please expand your discussion of compensation awards to explain specifically why each named executive officer received the base salary, performance-based compensation and long-term equity incentive awards that he did. For example, your discussion of base salary should explain specifically how each factor, such as individual responsibilities, performance and experience, was used to determine individual base salaries and why you decided to award base salaries based on the respective executive officer's ability to meet those factors. Please refer to Item 402(b) of Regulation S-K for guidance.

Performance-Based Compensation, page 9

12. Please explain why only Messrs. Joseph F. McCartney and Thomas A. Cook received performance-based compensation in 2007 and why only Mr. McCartney will receive performance-based compensation for 2008.

Grant of Plan-Based Awards, page 12

13. We note your disclosure in footnote 1 to this table that the required goals for threshold and target amounts are not quantifiable in profit dollars.   Please note that the threshold, target and maximum amounts disclosed in this table should reflect the possible amount payable to Mr. McCartney if the respective level of performance is achieved.   Disclosure of the specific performance goals is not required in this table. Please refer to Instruction 2 to Item 402(d) of Regulation S-K. Please tell us in more detail why you cannot provide the required disclosure.

Certain Relationships and Related Party Transactions, page 18

14. Please describe your policies and procedures for review, approval or ratification of transactions with related persons as required by Item 404(b) of Regulation S-K.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip at 202-551-3573 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or the undersigned at 202-551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director